FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠ ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel          +27 11 562-9775
Mobile      +27 79 694-0267
email       Zakira.Amra@
              goldfields.co.za
Willie Jacobsz
Tel           +1 508 839-1188
Mobile       +1 857 241-7127
email        Willie.Jacobsz@
                gfexpl.com
Media Enquiries

Sven Lunsche
Tel           +27 11 562-9763
Mobile      +27 83 260-9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
GOLD FIELDS TO RELEASE RESULTS
FOR THE QUARTER AND YEAR ENDED 31
DECEMBER 2011
Johannesburg, 23 January, 2012. Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) will publish its results for the quarter and year ended 31 December 2011 on the company’s
website
www.goldfields.co.za
at 08:00 am SA time on Friday, 17
February 2012.
LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO
AND VIDEO WEBCAST
Management will host a results presentation at the time and venue listed below:
Date: Friday, 17 February 2012
Time:
09:15 for 09:30
Venue:
Summer Place
69 Melville Road, Hyde Park
RSVP:
Kindly confirm attendance with Francie Whitley via
reply email or tel: +27 11 562-9712.
A simultaneous audio and video webcast will be available on the
Gold Fields website
www.goldfields.co.za
at 09:30 (SA time) on 17
February 2012.
SUMMIT TV
A simultaneous Live Results broadcast will be available to Southern
African viewers via Summit, DStv Channel 412.
TELECONFERENCE
A global teleconference will be held on the same day (17 February
2012) at 16:00 South African time (United States: 09:30am Eastern time). An invitation with full details is attached.

CONFERENCE CALL
GOLD FIELDS LIMITED
Results for the quarter and year ended 31 December 2011
17 February 2012
Johannesburg: 16:00 hours (GMT +2)
For United Kingdom: 14:00 hours (GMT)
For North America: 09:30 hours, (Eastern time)
A telephone conference call has been scheduled at the times indicated above. Details are as follows:
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa 011 535-3600 0 800 200-648
USA 1 412 858-4600 1 800 860-2442
Australia 1 800 350-100
United Kingdom 0 800 917-7042
Canada 1 866 605 3852
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: +1 412 317 0088
United Kingdom: 0808 234 6771
Australia: +1 800 091 250

Investor contacts:
Zakira Amra
Phone: +27 79 694-0267
zakira.amra@goldfields.co.za
Willie Jacobsz Phone: +1 857 241-7127
willie.jacobsz@gfexpl.com
Francie Whitley Phone: +27 82 321-7344
franciew@goldfields.co.za
Media contact:
Sven Lunsche
Phone: +27 83 260-9279
sven.lunsche@goldfields.co.za
-ends-
Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces.
Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in
Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 23 January 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs